UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                id-Confirm, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                         Common Stock Par Value $0.0001
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   44936E 10 6
                                   -----------
                                 (CUSIP Number)

                                 Paul T. Maricle
                          Schlueter & Associates, P.C.
                          1050 17th Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                                -----------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 44936E 10 6


1. NAME OF REPORTING PERSON
   S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        David A. Grash

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /_/
                                                                         (b) /_/
3. SEC USE ONLY

4. SOURCE OF FUNDS SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS (d) or 2(e)                                                         /_/

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America


Number of            7.  SOLE VOTING POWER          4,589,000
Shares Beneficially
Owned by Each        8.  SHARED VOTING POWER              N/A
Reporting Person
With                 9.  SOLE DISPOSITIVE POWER     4,589,000

                     10. SHARED DISPOSITIVE POWER         N/A


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,589,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.6%

14. TYPE OF REPORTING PERSON*
                                       IN


* SEE INSTRUCTIONS BEFORE FILLING OUT

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0001 par value, of id-Confirm, Inc. ("IDC") formerly known as Fidelity Capital Concepts Limited, a Nevada corporation ("FCC"). IDC maintains its principal executive offices at Suite 1000, 409 Granville Street, Vancouver, British Columbia V6C 1T2.

ITEM 2. IDENTITY AND BACKGROUND.

     David A. Grasch ("Grasch") is the acquiring individual of the securities. His residential address is 6092 Blue Terrace Circle, Castle Rock, Colorado 80108. Grasch is a U.S. citizen and he is employed by Sprint as Branch Sales Director. His business address is 4558 Castle Pines Parkway, Suite 4B, Castle Rock, Colorado 80108.

     During the last five years Grasch has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 4,589,000 shares were issued to Grasch pursuant to the Share Exchange Agreement dated November 12, 2004 in exchange for Grasch's ownership interest in id-Confirm, Inc., a Colorado corporation ("id-Confirm").

ITEM 4. PURPOSE OF TRANSACTION.

     FCC entered into a share exchange agreement with the shareholders of id-Confirm to acquire the issued voting shares of id-Confirm in exchange for 26,000,000 common voting shares of FCC.

     FCC issued shares to the shareholders of id-Confirm pursuant to a Share Exchange Agreement for the purpose of acquiring certain biometric technology owned by id-Confirm for the expansion of FCC's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Grasch acquired 4,589,000 shares of FCC's common stock through the share exchange transaction. The 4,589,000 shares represent approximately 6.6% of the outstanding common stock of FCC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Share Exchange Agreement between id-Confirm and FCC attached as an exhibit to the Form 8-K filed by FCC on November 17, 2004 is incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     December 17, 2004
                                             /s/  David A. Grasch
                                             ----------------------------------
                                             David A. Grasch